

June 19, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares each representing 1/1,000th interest in a share of Series A Fixed-Rate Reset Cumulative Perpetual Preferred Stock of WESCO International, Inc. under the Exchange Act of 1934.

Sincerely,

